100 N. 18TH STREET SUITE 300 PHILADELPHIA, PA 19103 t 202.778.6400 f 202.778.6460
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	www.schiffhardin.com

January 29, 2019

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French

Re:	NeoVolta Inc.
Amendment No. 1 to
Draft Offering Statement on Form 1-A
Submitted December 7, 2018
CIK No. 0001748137

Dear Mr. French:

This letter is being submitted on behalf of NeoVolta, Inc. (“NeoVolta” or the “Company”) in response to the comment letter, dated December 18, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Offering Statement on Form 1-A filed on December 7, 2018 (the “Draft Offering Statement”). The Company’s Offering Statement the “Offering Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Draft Offering Statement on Form 1-A Submitted December 7, 2018

NeoVolta NV14, page 17

1.

We note your revisions in response to prior comment 6. Please further revise to clarify how discharging your product's batteries rather than sending excess power to the grid will help customers to consume “electricity at the lowest rates possible.” Also, if your product will only recharge its batteries during daylight, ensure your disclosure clearly states this and discusses any limitations when compared with competing technologies.

Response:  The Company has clarified the referenced disclosure by revising the paragraph in the Offering Statement as follows (emphasis added):

Securities and Exchange Commission

January 29, 2019

“The NV14 is a complete ESS with a 7680-Watt Hour hybrid (120V / 240V) Inverter and 14.4 kWh LiFePO4 Battery System (three 4.8 kWh batteries) all incorporated in one NEMA Type 3R rated indoor/outdoor cabinet system with all UL and electrical certifications and fire code requirements. The NV14 will be capable of storing and using either inverted (AC) photovoltaic or non-inverted (DC) photovoltaic power via the 14.4 kWh Battery System. The NV14 system will charge the batteries with excess AC or DC photovoltaic power during daylight conditions.  The inverter will invert DC battery power into AC power during periods of darkness or higher use periods. Once discharged, the batteries will be idle until excess solar photovoltaic is available and will subsequently begin to recharge. As the NV14 is dependent on photovoltaic power (daylight) to recharge, it is not capable of charging outside of daylight hours, as opposed to battery technologies that are not limited to photovoltaic power. Once recharged, the batteries will discharge once solar photovoltaic begins to wane or when the customer needs more power than available from solar photovoltaic. By doing this, customers will be consuming their own solar photovoltaic production instead of sending excess photovoltaic power to the grid at wholesale rates and then buying this power back later in the evening from the utility at a higher retail rate. The NV14 is capable of recharging via solar photovoltaic power while also supplying power, but is not capable of recharging off the grid.”

Governmental Regulation, page 22

2.

Please expand your revisions in response to prior comment 7 to clarify whether your product as assembled must be compliant with Underwriters Laboratories standards and if so, whether that has been achieved. Also, please expand your disclosure in this section to clarify what additional steps must be taken to obtain the certifications needed to sell your product and how much capital will be required to obtain these certifications. For example, your disclosure should address the body or bodies to which you have applied for certifications and what obtaining certification from those entities means for your commercial prospects.

Response:  The Company has clarified the referenced disclosure by revising the second paragraph in the Offering Statement in the section “Business - Government Regulation” as follows:

“Our NV14 has achieved all of the listed certifications and standards listed above. Additionally, in mid-January 2019, we submitted an application to the California Energy Commission (CEC) for grid approval of our inverter, and we submitted an application to San Diego Gas and Electric (SDG&E) for NV14 grid approval in late January 2019.  We expect both CEC and SDG&E approval by the end of February 2019, and we do not intend to commence this offering prior to the receipt of such approvals. We do not expect to spend a material amount of capital in obtaining the foregoing approvals.”

Rule 144, page 35

3.

We note your response to prior comment 9. Please expand to clarify how Rule 144 applies to potential future sales, particularly Rule 144(c)’s requirements related to publicly available information. Include in your response what information you intend to file after qualification of this Form 1-A. Also, we may have further comment when you provide the requested exhibits and disclosure discussed in prior comment 9’s second sentence.

Response:  The Company has revised the referenced disclosure by revising the referenced section as follows:

“Rule 144

Securities and Exchange Commission

January 29, 2019

Upon completion of this offering, we will not be required to provide quarterly financial information on a Form 10-Q. We may voluntarily choose to provide such quarterly financial information on a Form 1-U, but investors should not assume that we will make such determination. If we choose not to file quarterly financial information on a Form 1-U, we will not be deemed to satisfy the current public information requirements of Rule 144. In such event, shares of common stock held by any of our current stockholders that are not affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any person who is not or has not been an affiliate of ours during the 90 days immediately preceding the sale and who has beneficially owned shares for at least one year is entitled to sell his or her shares of common stock.”

*   *   *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:

Brent Willson, Chief Executive Officer

Steve Bond, Chief Financial Officer